July 28, 2025

Lisa A. Conte
Chief Executive Officer and President
Jaguar Health, Inc.
200 Pine Street, Suite 400
San Francisco, California 94104

       Re: Jaguar Health, Inc.
           Registration Statement on Form S-3
           Filed July 24, 2025
           File No. 333-288927
Dear Lisa A. Conte:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Michael S. Lee, Esq.